Exhibit 4.7

Summary of the Material Terms
of the
Land Use Rights Transfer Agreement

        On December 30, 2006, the Public Land Resource Management Bureau of the Donghu High Tech Development Area (the “Transferor”), an administrative agency of the City of Wuhan of Hubei Province of the People’s Republic of China, entered into a land use rights transfer agreement (this “Agreement”) with Wuhan Jinpan Electric Company Ltd (the “Transferee”), a wholly owned subsidiary of Hainan Jinpan Electric Company Ltd.

        The Transferor, exercising its lawful authority, grants to the Transferee usage rights over a contiguous piece of land with an area of 28,791.61 meters squared that is part of parcel X01130028 of the Donghu High Technology Development Area located in Wuhan, Hubei Province, People’s Republic of China (the “Property”). The People’s Republic of China (“the Government”) owns the Property and reserves judicial, administrative, and any other power over the Property granted to the Government by the constitution and the laws and regulations and necessary for the protection of the public interest. Underground resources, buried relics, and public utilities are not included in the grant.

Term of Use

        The term of use runs for 50 years from the date of the signing of this Agreement (the “Use Term”). At the end of the Use Term, the Transferee may petition the Transferor, no later than 1 year prior to the expiration of the Use Term, to extend the term of use. Unless otherwise required by the protection of the public interest, the Transferor shall agree to extend the term of use for a period to be negotiated at the time of the request for an extension. If the Transferor grants the Transferee’s petition, the Transferor and Transferee shall enter into a new land use rights transfer agreement. Otherwise, the term will expire. Upon the expiration of the Use Term, if the Transferee does not petition the Transferor for an extension, then the Transferor will take back the land without compensating the Transferee for improvements on the land. However, if the Transferee petitions for an extension but the Transferor does not approve, then the Transferor shall compensate the Transferee for the value of the improvements on the land as of the expiration of the Use Term.

Price and Payment

        The purchase price of the land use rights is RMB 6,679,035 payable in a single installment within 7 days of the signing of this Agreement.

Land Use

        The Property is zoned for industrial use. The Transferee must seek approval from the Transferor for any other use. This Agreement stipulates that the Chinese government has the right to change the zoning of the Property. In the event of such change, improvements existing prior to the zoning change will not be affected. However, any new improvements and re-modeling or re-building of existing improvements must accord to the zoning regulations then in force. When making improvements to the land, the Transferee must abide by local construction and environmental regulations.

Assigning, Subleasing, and Mortgaging

        After the Transferee has paid the purchase price and acquired the necessary land use permits, the Transferee may transfer (which includes sale, exchange, and gift), lease, or mortgage its usage rights under the remaining Use Term to a third party. However, prior to the first transfer, the Transferee must fulfill any conditions negotiated with the Investment Management Bureau and the following two conditions:

(1)	the Transferee must have completed at least 25% of its originally planned investment; and

(2)	the Transferee directed investment to industrial purposes.

        In the event of a transfer, the rights and obligations specified in this Agreement will be transferred to the third party for the remainder of the Use Term. In the event of a lease, the Transferee retains the rights and obligations specified in this Agreement. Any transfer, lease, or mortgage of the land must include any building(s) constructed on the land. Within 30 days of transfer, lease, or mortgage, the Transferee and the third party shall register the written transfer, lease, or mortgage agreement and the land use permit with the land management authorities.

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